MySwimPro

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales	437,760.39
Total Income	**$437,760.39**
GROSS PROFIT	**$437,760.39**
Expenses	
Advertising & Marketing	3,714.87
Bank Charges & Fees	383.21
Contractors	219,468.64
Insurance	17,190.87
Office Supplies & Software	11,109.07
Other Business Expenses	62,214.07
Rent & Lease	7,873.00
Taxes & Licenses	85,688.69
Travel	3,392.37
Total Expenses	**$411,034.79**
NET OPERATING INCOME	**$26,725.60**
NET INCOME	**$26,725.60**